Exhibit 17.1

Ashok Rao
5 Saddlewood Estates
Houston, TX, 77024

August 9th,  2007

To: Interim Chairman, Intelli-check Board of Directors

Sub:  Resignation from Intelli-Check Board of Directors

Effective immediately, I hereby resign from my position as Vice Chairman and Director of Intelli-Check Inc. I am resigning because I cannot more strongly disagree with the Board’s decision to terminate Todd Liebman as interim chief executive officer, as well as the manner in which the decision was implemented. Todd Liebman was an extraordinary asset to the Company and is a superb executive. I also disagree with the block voting of some the board members that included, among other actions, the granting of a total package of approximately $250k per year to the interim Chairman.

Sincerely,

Ashok Rao